Exhibit 99.1

New Gold Receives Environmental Approvals for Rainy River Project

TORONTO, Jan. 30, 2015 /CNW/ - New Gold Inc. ("New Gold") (TSX:NGD) and (NYSE MKT:NGD) today announces that the company has received the key environmental approvals for its Rainy River project located in Ontario, Canada.

The Canadian Environmental Assessment Agency and the Ontario Ministry of Environment and Climate Change separately completed their detailed assessments of the Rainy River project and subsequently announced their respective decisions. The Federal Environmental Assessment approval was granted on January 12, 2015 and the Provincial approval was granted on January 29, 2015. Receipt of these approvals now enables the company to apply for other permits through the development and operational phases of the project and to begin its preliminary development work at site in the coming weeks.

"This is a very important milestone for both the Rainy River project and our company," stated Robert Gallagher, President and Chief Executive Officer. "With the approvals now in place, we look forward to continuing to work with all stakeholders to execute on the successful development of the Rainy River project. With its long life, robust production profile and low cost, Rainy River is positioned to be a key asset for New Gold and to contribute significantly to the local communities for many years to come."

New Gold looks forward to providing further updates on the Rainy River project.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: expected production, costs and mine life of the Rainy River Project; the grant of required permits and authorizations; and anticipated development activities for the Rainy River project.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding our forward-looking statements are discussed in this news release, New Gold's MD&As, its Annual Information Form and its Technical Reports filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no signification disruptions affecting New Gold's operations or development activities; (2) political and legal developments in Canada  being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) labour and material costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups being consistent with New Gold's current expectations; and (8) all remaining environmental approvals, required permits, licenses and authorizations being obtained within the expected timelines.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada and the United States; changes in national and local government legislation in Canada; controls, regulations and political or economic developments in Canada; the speculative nature of mineral exploration and development; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; unexpected delays or costs associated with consulting and accommodating the rights of First Nations and other Aboriginal groups; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration activities; uncertainties inherent to mining economic studies including the feasibility study for Rainy River; changes in project parameters as plans continue to be refined; accidents; labour disputes; and defective title to mineral claims or property or contests over claims to mineral properties or interests in mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com.

Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities law.

SOURCE New Gold Inc.

%CIK: 0000800166

For further information: Hannes Portmann, Vice President, Corporate Development, Direct: +1 (416) 324-6014, Email: info@newgold.com

CO: New Gold Inc.

CNW 08:00e 30-JAN-15